FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2010 .

Commission File Number        0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Exhibit 99.1

Teva Reports Strong Second Quarter 2010 Results Driven by Growth in All Businesses

-- European Sales Grew 10% in Local Currencies --

JERUSALEM--(BUSINESS WIRE)--July 26, 2010--Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter ended June 30, 2010.

Second Quarter Highlights:

  Quarterly net sales of $3.8 billion, reflecting organic growth of 12%, compared to the comparable period in 2009.
  Quarterly non-GAAP net income and non-GAAP EPS of $981 million and $1.08, up 32% and 30%, respectively, compared with the second quarter of 2009. Quarterly GAAP net income and EPS totaled $797 million and $0.88, up 53% and 52%, respectively, compared with the second quarter of 2009.
  Quarterly non-GAAP operating income of $1.2 billion, up 22% compared with the second quarter of 2009. Quarterly GAAP operating income totaled $1.1 billion, up 53% compared with the second quarter of 2009.
  Quarterly global in-market sales of Copaxone® of $773 million, up 13% over the second quarter of 2009. Copaxone® continues to be the leading MS therapy in the U.S. and globally.
  Quarterly cash flow from operations of $954 million, up 45% compared with the second quarter of 2009. Free cash flow of $700 million, up 86% compared with the second quarter of 2009.
  Financing of ratiopharm acquisition secured with debt offering of $2.5 billion and committed bank loans of $1.5 billion.
  For the first six months of 2010, sales increased by 14%, non-GAAP EPS increased by 29% and GAAP EPS increased by 52%, compared to the first six months of 2009.

“This was truly a superb quarter, in which Teva achieved record-breaking results, including outstanding organic growth,” commented Shlomo Yanai, Teva’s President and Chief Executive Officer. “It was an especially strong quarter in North America, where we had nine new product launches, and in Europe, where we experienced solid growth despite the challenging market environment.”

Mr. Yanai continued, “2010 is well on track to becoming another year of profitable growth and major achievements for Teva, a year in which we will make significant progress towards achieving our long-term strategic objectives.”

Net sales for the second quarter increased 12% to $3,800 million, compared to $3,400 million in the second quarter of 2009.

Exchange rate differences negatively impacted sales in the second quarter of 2010 by approximately $52 million compared to the second quarter of 2009, while having a negligible positive impact on operating income. The impact on sales resulted from the decline in the value of certain currencies relative to the U.S. dollar (primarily the Euro, the British pound and the Hungarian forint), partially offset by the strengthening of the value of other currencies relative to the U.S. dollar (primarily the Canadian dollar, the Israeli shekel and the Russian ruble) in the second quarter of 2010 compared with the second quarter in 2009.

Non-GAAP net income for the second quarter of 2010 totaled $981 million, an increase of 32% compared to the second quarter of 2009, while non-GAAP diluted earnings per share were $1.08, an increase of 30% compared to the second quarter of 2009. On a U.S. GAAP basis, net income for the second quarter totaled $797 million, up 53% compared to the second quarter of 2009, while diluted earnings per share were $0.88, up 52% compared to the second quarter of 2009.

Non-GAAP net income and non-GAAP EPS for the second quarter of 2010 are adjusted to exclude the following items:

  Amortization of purchased intangible assets of $130 million;
  Financial expenses of $123 million related to hedging activity in connection with the acquisition of ratiopharm, net of gains from the sale of marketable securities;
  Income of $23 million in connection with legal settlements;
  Other adjustments totaling $19 million; and
  Related tax benefits of $65 million.

Teva believes that excluding these items facilitates investors' understanding of the trends in the Company's underlying business. In the second quarter of 2009, non-GAAP net income and non-GAAP EPS excluded amortization of purchased intangible assets, inventory step-up, legal settlements, restructuring expenses and related tax effects. See the attached tables for a reconciliation of U.S. GAAP reported results to the adjusted non-GAAP figures.

Quarterly non-GAAP operating income (which excludes amortization of purchased intangible assets, restructuring expenses, purchase of R&D in-process and impairment of assets, offset by income in connection with legal settlements, as detailed above) reached $1,201 million, an increase of 22% compared with the second quarter of 2009. On a U.S. GAAP basis, operating income for the second quarter of 2010 totaled $1,075 million, up 53% compared to the second quarter of 2009.

Sales in North America in the second quarter reached $2,467 million, accounting for 65% of total sales and representing an increase of 17% compared with the second quarter of 2009. The increase in quarterly sales resulted from the launch of generic versions of Hyzaar® (losartan potassium - hydrochlorothiazide), Cozaar® (losartan potassium) and Yaz® (drospirenone and ethinyl estradiol), as well as continued strong sales of generic versions of Pulmicort Respules® (budesonide), Mirapex® (pramipexole) and Eloxatin® (oxaliplatin) launched in previous quarters. The quarter's sales also reflected continued strong sales of Copaxone®. Generic and other product sales in the U.S. were $1,502 million in the quarter, up 14% compared to the comparable quarter in 2009.

As of July 16, 2010, Teva had 206 product applications awaiting final FDA approval, including 44 tentative approvals. Collectively, the brand products covered by these applications had annual U.S. sales of over $107 billion. Of these applications, 134 were “Paragraph IV” applications challenging patents of branded products. Teva believes it is the first to file on 82 of the applications, relating to products with annual U.S. branded sales exceeding $48 billion.

Sales in Europe in the second quarter of 2010 totaled $811 million, accounting for 21% of total sales and representing an increase of 4% compared with the second quarter of last year. In local currency terms, sales in Europe grew 10% compared with the second quarter of 2009. The increase in sales was mostly attributable to strong generic sales in Italy, Spain and France, as well as increased sales of Copaxone® and Azilect®.

Since the beginning of 2010, Teva received 594 generic approvals in Europe relating to 111 compounds in 209 formulations, including four European Commission approvals valid in all EU member states. In addition, as of June 30, 2010, Teva had approximately 2,574 marketing authorization applications pending approval in 30 European countries, relating to 241 compounds in 470 formulations, including seven applications pending with the EMA.

International sales in the second quarter of 2010 totaled $522 million, accounting for 14% of total sales and representing an increase of 1% compared to the second quarter of 2009. In local currency terms, international sales grew 6% compared with the second quarter of 2009. The increase in sales was driven primarily by increased sales in Latin America and Israel. Sales in the quarter were adversely affected from the timing of Copaxone® sales in government tenders.

Copaxone® remains the number one MS therapy in the U.S. and globally. Global in-market sales reached $773 million in the second quarter of 2010, an increase of 13% over the second quarter of 2009. In the U.S., quarterly in-market sales increased 21% to $531 million compared to the second quarter of 2009. In-market sales outside the U.S. totaled $243 million, flat compared to the second quarter of 2009, with growth in sales recorded in Europe and Latin America offset by weaker sales in certain international markets due to timing of tenders. In local currency terms, in-market sales of Copaxone® outside the U.S. grew 2% in the second quarter of 2010.

Global in-market sales of Azilect® reached $70 million in the quarter, a 29% increase over the comparable period in 2009, benefiting primarily from an increase in sales in Europe (mostly in France Spain, Italy and Germany). In local currency terms, global in-market sales of Azilect® grew 33% in the second quarter of 2010.

Teva's global respiratory product sales totaled $221 million in the quarter, up 17% compared to $189 million in the second quarter of 2009. The increase is attributable to continued growth in Qvar® and ProAir™ sales in the U.S. Teva's respiratory product sales in the U.S. totaled $143 million in the second quarter. As of June 30, 2010, Teva maintained its leadership position with a 50% market share in the SABA (short acting beta agonist) market in the U.S., while Qvar® continued to solidify its number two position in the inhaled corticosteroid category (ICS) market with a 19% market share.

Teva's women's health business sales reached $82 million in the quarter, up 3% compared to $80 million in the comparable quarter in 2009, benefiting from strong sales of Seasonique® and ParaGard® in the second quarter.

API sales to third parties totaled $163 million in the second quarter, up 21% compared to $135 million in the comparable quarter in 2009.

Non-GAAP gross profit margin reached 59.0% in the second quarter of 2010, compared to the 58.5% non-GAAP gross profit margin recorded in the comparable quarter of 2009. Non-GAAP gross profit margins continued to benefit from the contribution to sales of new and recently launched generic products in the U.S., improved gross margins of the U.S. generics base business as well as the contribution to sales of innovative and branded products (including Copaxone®, ProAir™, Azilect®, Qvar® and women's health products). GAAP gross profit margin reached 55.8% in the second quarter of 2010, compared to GAAP gross profit of 52.0% in the comparable quarter of 2009. The improvement was due to the inventory step up expenses recorded in connection with the acquisition of Barr Pharmaceuticals and higher amortization of purchased intangible assets recorded in the second quarter of 2009, in addition to the above factors.

Net Research & Development (R&D) expenditures in the second quarter totaled $217 million, or 5.7% of sales, compared to $169 million recorded in the second quarter of 2009, or 5.0% of sales. Gross R&D in the second quarter of 2010, before reimbursement from third parties for certain R&D expenses, totaled $227 million, or 6.0% of sales, an increase of 8% compared to the comparable quarter in 2009. For the full year, Teva continues to expect net R&D expenses to be between 6% and 6.5% of net sales.

Selling and Marketing (S&M) expenditures (excluding amortization of purchased intangible assets) totaled $636 million, or 16.7% of sales, for the second quarter, compared to $641 million, or 18.9% of sales, in the comparable quarter of 2009. The decrease in S&M expenses is attributable primarily to the termination, as of the beginning of the quarter, of payments to sanofi-aventis in connection with Copaxone®'s North American sales, offset by higher royalty payments in connection with new and recently launched generic products sold in the U.S.

General and Administrative (G&A) expenditures totaled $189 million, or 5.0% of sales, for the second quarter, compared with $197 million, or 5.8% of sales, in the comparable quarter of 2009.

The tax expense provided for the second quarter was $183 million of pre-tax non-GAAP income of $1,176 million. Teva's current estimate of the annual tax rate of non-GAAP income for 2010 is 15%, compared to a rate of 16% of pre-tax non-GAAP income for all of 2009. On a GAAP basis, the annual tax rate for 2010 is estimated to be approximately 12%.

Cash flow generated from operating activities during the second quarter of 2010 was $954 million, compared to $658 million in the comparable quarter in 2009. Free cash flow – excluding gross capital expenditures (of $136 million) and dividends (of $164 million), partially offset by sales of assets ($46 million) – reached $700 million.

Cash and marketable securities as of June 30, 2010 were $5.2 billion, up approximately $2.2 billion from March 31, 2010, due to the sale of $2.5 billion principal amount of senior notes and strong cash generation in the second quarter, net of approximately $903 million of debt repayment, primarily bank debt incurred in connection with the Barr acquisition.

Total equity as of June 30, 2010 amounted to $19.4 billion, an increase of $104 million compared to $19.3 billion as of December 31, 2009. The increase in total equity is attributable primarily to GAAP net income, offset by the negative impact of currency translation resulting from the weakening of major non-U.S. currencies compared to the U.S. dollar (mainly the Euro, the Hungarian forint, the Polish zloty and the Czech koruna) as well as dividends paid to shareholders.

For the second quarter of 2010, the weighted average share count for the fully diluted earnings per share calculation was 921 million shares on both a GAAP and non-GAAP basis. As of June 30, 2010, Teva's share count going forward for the fully diluted share calculation is estimated at 922 million shares, while the share count for calculating Teva's market capitalization is approximately 898 million shares.

Dividend

The Board of Directors, at its meeting on July 26, 2010, declared a cash dividend for the second quarter of 2010 of NIS 0.70 (approximately 18.1 cents according to the rate of exchange on July 26, 2010) per share.

The record date will be August 4, 2010, and the payment date will be August 19, 2010. Tax will be withheld at a rate of 9%.

Conference Call

Teva will host a conference call to discuss the Company's second quarter 2010 results, on Tuesday, July 27, 2010 at 8:30 a.m. ET. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website. A replay of the call will also be available until August 3, 2010, at 11:59 p.m. ET, by calling 858-384-5517 or 877-870-5176. The Conference ID# is 353522.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,250 molecules and a direct presence in over 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs more than 35,000 people around the world and reached $13.9 billion in net sales in 2009.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix®, and Yaz® current economic conditions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on our innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products, especially Copaxone®, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, the effects of reforms in healthcare regulation, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, potential tax liabilities that may arise should our agreements (including intercompany arrangements), be challenged successfully by tax authorities, our ability to successfully identify, consummate and integrate acquisitions and other business combinations (including our pending acquisition of ratiopharm), the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, as well as to credit risk, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the increased government scrutiny of our agreements with brand companies in both the U.S. and Europe, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2009, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Teva Pharmaceutical Industries Limited

Consolidated Statements of Income
(Unaudited, U.S. Dollars in millions, except share and per share data)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
		2010	2009	2010	2009
Net sales		3,800	3,400	7,453	6,547
Cost of sales (a)		1,679	1,631	3,319	3,207
Gross profit		2,121	1,769	4,134	3,340
Research and development expenses		217	169	424	388
Selling and marketing expenses (b)		644	649	1,396	1,253
General and administrative expenses		189	197	371	393
Legal settlements, acquisition and restructuring expenses and impairment		(9)	52	25	66
Purchase of research and development in process		5	-	9	-
Operating income		1,075	702	1,909	1,240
Financial expenses– net (c)		148	61	175	124
Income before income taxes		927	641	1,734	1,116
Provision for income taxes (d)		118	98	203	123
		809	543	1,531	993
Share in losses of associated companies – net		9	20	17	19
Net income		800	523	1,514	974
Net income attributable to non-controlling interests		3	2	4	2
Net income attributable to Teva		797	521	1,510	972

Earnings per share attributable to Teva:	Basic ($)	0.89	0.61	1.69	1.13
	Diluted ($)	0.88	0.58	1.66	1.09
Weighted average number of shares (in millions):	Basic	895	860	894	858
	Diluted	921	895	921	895

Non-GAAP net income attributable to Teva:***		981	742	1,811	1,376

Non-GAAP earnings per share attributable to Teva:	Basic ($)	1.10	0.86	2.03	1.60
	Diluted ($)	1.08	0.83	1.99	1.54

Weighted average number of shares (in millions):	Basic	895	860	894	858
	Diluted	921	911	921	911

*** See reconciliation attached.

(a) Cost of sales includes $122 million and $143 million of amortization of purchased intangible assets in the three months ended June 30, 2010 and 2009, respectively, and $76 million of inventory step-up in the three months ended June 30, 2009.
(b) Selling and marketing expenses includes $8 million of amortization of purchased intangible assets in the three months ended June 30, 2010 and 2009.
(c) Financial expenses includes $147 million resulting from hedging of the ratiopharm acquisition offset by $24 million gain from sale of securities in the three months ended June 30, 2010.
(d) Provision for income taxes includes $(65) million and $(58) million of related tax effect of non-GAAP charges in the three months ended June 30, 2010 and 2009, respectively.

Teva Pharmaceutical Industries Limited

Condensed Balance Sheets
(U.S. Dollars in millions)

	June 30,	December 31,
	2010	2009
ASSETS	unaudited	audited
Current assets:
Cash and cash equivalents	4,854	1,995
Short-term investments	24	253
Accounts receivable	4,985	5,019
Inventories	3,078	3,332
Deferred taxes and other current assets	1,502	1,542
Total current assets	14,443	12,141
Long-term investments and receivables	628	534
Deferred taxes, deferred charges and other assets	630	642
Property, plant and equipment, net	3,622	3,766
Identifiable intangible assets, net	3,639	4,053
Goodwill	12,223	12,674
Total assets	35,185	33,810

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current maturities of long term liabilities	1,946	1,301
Sales reserves and allowances	2,978	2,942
Accounts payable and accruals	2,647	2,680
Other current liabilities	611	679
Total current liabilities	8,182	7,602
Long-term liabilities:
Deferred income taxes	1,686	1,741
Other taxes and long term payables	712	727
Employee related obligations	171	170
Senior notes and loans	5,050	3,494
Convertible senior debentures	21	817
Total long-term liabilities	7,640	6,949
Equity:
Teva shareholders' equity	19,328	19,222
Non-controlling interests	35	37
Total equity	19,363	19,259
Total liabilities and equity	35,185	33,810

Teva Pharmaceutical Industries Limited

Reconciliation between Reported and Non-GAAP Net Income
(Unaudited, U.S. Dollars in millions, except share and per share data)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
		2010	2009	2010	2009
Reported net income attributable to Teva		797	521	1,510	972
Inventory step-up		-	76	-	296
Purchase of research and development in process		5	-	9	-
Amortization of purchased intangible assets - under cost of sales		122	143	244	189
Amortization of purchased intangible assets - under selling and marketing		8	8	16	16
Legal settlements		(23)	42	(6)	42
Impairment of assets		3	-	3	2
Acquisition and restructuring expenses		11	10	28	22
Financial expenses related to hedging activity of the ratiopharm acquisition		147	-	147	-
Gain from sale of marketable securities		(24)	-	(24)	-
Related tax effect		(65)	(58)	(116)	(163)
Non-GAAP net income attributable to Teva		981	742	1,811	1,376

Diluted earnings per share attributable to Teva:	Reported ($)	0.88	0.58	1.66	1.09
	Non-GAAP ($)	1.08	0.83	1.99	1.54

Add back for diluted earnings per share calculation:
Interest expense on convertible senior debentures, and issuance costs, net of tax benefits	Reported ($)	11	1	22	2
	Non-GAAP ($)	11	12	22	23

Diluted weighted average number of shares (in millions):	Reported	921	895	921	895
	Non-GAAP	921	911	921	911

Teva Pharmaceutical Industries Limited

Reconciliation between Reported and Non-GAAP Operating Income
(Unaudited, U.S. Dollars in millions)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Reported operating income	1,075	702	1,909	1,240
Inventory step-up	-	76	-	296
Purchase of research and development in process	5	-	9	-
Amortization of purchased intangible assets - under cost of sales	122	143	244	189
Amortization of purchased intangible assets - under selling and marketing	8	8	16	16
Legal settlements	(23)	42	(6)	42
Impairment of assets	3	-	3	2
Acquisition and restructuring expenses	11	10	28	22
Non-GAAP operating income	1,201	981	2,203	1,807
Teva Pharmaceutical Industries Limited

Condensed Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Operating activities:
Net income	800	523	1,514	974
Purchase of research and development in process	5	-	9	-
Other adjustments to reconcile net income to net cash provided from operations	149	135	317	417

Net cash provided by operating activities	954	658	1,840	1,391

Net cash provided by (used in) investing activities	189	(175)	(139)	(317)

Net cash provided by (used in) financing activities	1,525	(1,131)	1,350	(1,155)

Translation adjustment on cash and cash equivalents	(170)	59	(192)	(12)

Net increase (decrease) in cash and cash equivalents	2,498	(589)	2,859	(93)

Balance of cash and cash equivalents at beginning of period	2,356	2,350	1,995	1,854

Balance of cash and cash equivalents at end of period	4,854	1,761	4,854	1,761

Teva Pharmaceutical Industries Limited

	Three Months Ended
	June 30,		% of Total	% of Total
	2010	2009	2010	2009	% Change
	(Unaudited, U.S Dollars in millions)

Sales by Geographic Area
North America	2,467	2,108	65%	62%	17%
Europe*	811	777	21%	23%	4%
International	522	515	14%	15%	1%
Total	3,800	3,400	100%	100%	12%

* Includes EU member states, Switzerland & Norway.
Teva Pharmaceutical Industries Limited

	Six Months Ended
	June 30,		% of Total	% of Total
	2010	2009	2010	2009	% Change
	(Unaudited, U.S Dollars in millions)

Sales by Geographic Area
North America	4,776	4,033	64%	62%	18%
Europe*	1,623	1,516	22%	23%	7%
International	1,054	998	14%	15%	6%
Total	7,453	6,547	100%	100%	14%

* Includes EU member states, Switzerland & Norway.

CONTACT:
Investor Relations:
Teva Pharmaceutical Industries Ltd.
Elana Holzman, 972 (3) 926-7554
or
Teva North America
Kevin Mannix, 215-591-8912
or
Media:
Teva Pharmaceutical Industries Ltd.
Yossi Koren, 972 (3) 926-7590
or
Teva North America
Denise Bradley, 215-591-8974

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:		/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date:	July 27, 2010